Exhibit 99.2

MINERA ANDES INC.

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars)

	December 31,	December 31,
	2008	2007
	(restated – Note 18)	(restated – Note 18)
ASSETS
Current:
Cash and cash equivalents	$3,409,593	$23,101,135
Receivables and prepaid expenses	315,962	340,674
Project loan interest receivable (Note 7)	4,983,680	2,357,753
Total current assets	8,709,235	25,799,562
Project loan receivable (Note 7)	31,850,000	31,850,000
Mineral properties and deferred exploration costs (Note 6)	16,390,524	8,337,881
Investment in Minera Santa Cruz (Note 7)	81,034,075	64,726,565
Equipment, net (Note 5)	31,456	40,931
Total assets	$138,015,290	$130,754,939
LIABILITIES
Current:
Accounts payable and accruals	$3,121,013	$4,104,550
Project loan interest payable (Note 7)	4,983,680	2,357,753
Bank loan (Note 8)	16,455,267	--
Related party payable (Note7)	11,270,000	16,905,000
Total current liabilities	35,829,960	23,367,303
Bank loan (Note 8)	--	14,591,830
Project loan payable (Note 7)	31,850,000	31,850,000
Asset retirement obligation	90,000	90,000
Total liabilities	67,769,960	69,899,133
Commitments and contingencies (Notes 2, 7 and 11)
SHAREHOLDERS’ EQUITY

Share capital (Note 9):
Preferred shares, no par value, unlimited number authorized, none issued
Common shares, no par value, unlimited number authorized
Issued December 31, 2008—190,158,851 shares	99,652,302	88,512,349
Issued December 31, 2007—180,974,912 shares
Contributed surplus – (Note 10)	18,020,608	16,007,350
Accumulated deficit	(47,427,580)	(43,663,893)
Total shareholders’ equity	70,245,330	60,855,806
Total liabilities and shareholders’ equity	$138,015,290	$130,754,939

Approved by the Board of Directors:
/s/ Allen V. Ambrose	/s/ Allan J. Marter
Allen V. Ambrose, Director	Allan J. Marter, Director

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(U.S. Dollars)

	Year Ended
	December 31,	December 31,
	2008	2007
	(restated – note 18)	(restated – note 18)
Income (loss) from Investment in MSC (Note 7)	$5,717,193	($4,665,885)
Less amortization of deferred costs (Note 7)	720,000	--

Net income (loss) from MSC, net of amortization
(Note 7)	4,997,193	(4,665,885)
Consulting fees	1,353,614	426,742
Depreciation	5,037	8,200
Insurance	168,492	149,049
Legal, audit and accounting fees	884,903	812,699
Office overhead and administration fees	1,029,990	868,228
Telephone	35,148	36,769
Transfer agent	15,522	22,219
Travel	177,377	144,437
Wages and benefits (Note 9 (c))	1,367,312	736,764
Expenses before under-noted	(5,037,395)	(3,205,107)
Foreign exchange gain (loss)	(1,220,061)	699,459
Rental of access roads on construction property	122,600	--
Interest income	284,266	225,810
Interest expense (Note 8)	(2,817,118)	(240,130)
Project loan interest expense (Note 7)	(2,625,927)	(2,309,423)
Project loan interest income (Note 7)	2,625,927	2,309,423
Write-off of mineral properties and deferred exploration costs (Note 6)	(3,817)	(1,378,284)
Total expenses	(8,671,525)	(3,898,252)
Net loss for the year	(3,674,332)	(8,564,137)
Other comprehensive income(loss)	--	--
Comprehensive loss	(3,674,332)	(8,564,137)
Accumulated deficit, beginning of year	(43,663,893)	(34,732,266)
	(47,338,225)	(43,296,403)
Share issue costs	(89,355)	(74,111)
Incentive warrant payment (Note 9 (b))	--	(293,379)
Accumulated deficit, end of year	($47,427,580)	($43,663,893)
Basic and diluted loss per common share	($0.02)	($0.05)
Weighted average shares outstanding	189,696,255	164,712,170

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(U.S. Dollars)

				Accumulated
				Other
			Contributed	Comprehensive	Accumulated
	Common Stock		Surplus	Income	Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2006	156,539,415	63,642,152	8,440,457	–	(34,732,266)	37,350,343
Private placement (Note 9-b(ii))	13,880,645	20,551,618	–	–	–	20,551,618
Fair value of agent's options and warrants granted for private placement (Note 9b(iv))	–	(3,058,362)	3,058,362	–	–	–
Fair value of agent's options and warrants granted for private placement (Note 9b(iv))	–	(518,852)	518,852	–	–	–
Exercise of warrants (Note 9d)	8,904,852	7,106,556				7,106,556
Incentive warrant payment (Note 9b(i)	–	–	293,379	–	(293,379)	0
Share issue costs	–	–	–	–	(74,111)	(74,111)
Exercise of stock options (Note 9c)	1,650,000	789,237	–	–	–	789,237
Debt discount - third tranche (Note 8)	–	–	1,731,100	–	–	1,731,100
Debt discount - fourth tranche (Note 8)	–	–	1,925,200	–	–	1,925,200
Stock based compensation (Note 9c)	–	–	40,000	–	–	40,000
Net loss for the year	–	–	–	–	(8,564,137)	(8,564,137)
Balance, December 31, 2007	180,974,912	88,512,349	16,007,350	–	(43,663,893)	60,855,806
Private placement (Note 9b (iv))	7,778,023	11,165,368	–	–	–	11,165,368
Private placement (Note 9b (v))	427,000	663,836	–	–	–	663,836
Exercise of stock options Note 9c)	260,000	202,157	–	–	–	202,157
Exercise of warrants (Note 9d)	718,916	313,804	–	–	–	313,804
Fair value of warrants granted for private placement (Note 9b(iv)(v))	–	(1,293,340)	1,293,340	–	–	–
Fair value of agent's options and warrants granted for private placement (Note 9b(iv)(v))	–	(159,959)	159,959	–	–	–
Agent option valuation on exercise of options	–	164,674	(164,674)	–	–	–
Warrant valuation on exercise of options	–	83,413	(83,413)	–	–	–
Share issue costs	–	–	–	–	(89,355)	(89,355)
Stock based compensation (Note 9c)	–	–	808,046	–	–	808,046
Net loss for the year	–	–	–	–	(3,674,332)	(3,674,332)
Balance, December 31, 2008	190,158,851	99,652,302	18,020,608	–	(47,427,580)	70,245,330

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars)

	Year Ended
	December 31,	December 31,
	2008	2007
	(restated – Note 18)	(restated – Note 18)
Operating Activities:
Net loss for the year	($3,674,332)	($8,564,137)
Adjustments to reconcile net loss to net cash used in operating activities:
Write-off of deferred exploration costs	3,817	1,378,284
Interest expense, accretion of debt discount (Note 8)	1,863,437	120,671
(Income) Loss from Investment in MSC (Note 7)	(5,717,193)	4,665,885
Amortization of deferred costs (Note 7)	720,000	--
Depreciation	5,037	8,200
Stock option compensation (Note 9)	713,729	40,000
Project loan interest expense (Note7)	2,625,927	2,309,423
Project loan interest income (Note7)	(2,625,927)	(2,309,423)
Change in:
Accounts receivable and prepaid expenses
Accounts payable and accrued expenses	(543,355)	1,889,585

Cash used in operating activities	(6,604,149)	(533,636)

Investing Activities:
Purchase of equipment	(11,719)	(21,265)
Mineral properties and deferred exploration	(8,403,206)	(3,580,453)
Changes in due to related party	(5,635,000)	16,905,000
Investment in Minera Santa Cruz	(11,310,317)	(37,801,299)

Cash used in investing activities	(25,360,242)	(24,498,017)

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars)

	Year Ended
	December 31,	December 31,
	2008	2007
	(restated – Note 18)	(restated – Note 18)

Financing Activities:
Shares and subscriptions issued for cash, less issue costs	12,255,811	28,373,300
Bank loan proceeds received (Note 8)	--	17,500,000
Bank loan interest payable (Note8 )	17,038	14,867
Project loan receivable (Note 7)	(2,625,927)	(22,050,000)
Project loan payable (Note 7)	2,625,927	22,050,000
Cash provided by financing activities	12,272,849	45,888,167
Increase (decrease) in cash and cash equivalents	(19,691,542)	20,856,514
Cash and cash equivalents, beginning of year	23,101,135	2,244,621
Cash and cash equivalents, end of year	$3,409,593	$23,101,135

Supplementary disclosure cash flow information:
Capitalized interest paid	$--	$590,603
Non-cash investing and financing activities and other information:
Stock option compensation (Note 9c)	$808,046	$40,000
Capitalized accreted interest expense (Note 8)	$--	$748,130
Depreciation capitalized to mineral properties	$12,799	$28,345
Asset retirement obligation	$--	$45,000

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

1.

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Minera Andes Inc. (“Minera Andes” or the “Corporation”) is in the business of acquiring, exploring and evaluating mineral properties, and based on the results of such evaluation, either developing these properties further (by way of joint venture or otherwise) or disposing of them.

The Corporation’s assets are comprised primarily of a 49% equity interest in Minera Santa Cruz S.A. (“MSC”) which owns the San José gold/silver mine in the Santa Cruz province of Argentina (the San José Project”) plus interests in exploration stage properties in the San Juan, the Santa Cruz and the Chubut provinces of Argentina.

The San José Project is a joint venture between the Corporation and Hochschild Mining plc  pursuant to which title to the assets is held by Minera Santa Cruz S.A. (“MSC”), an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).  The San José mine entered into production in 2007 and is operated by Hochschild.

The Los Azules Project is an exploration project comprised of properties owned by MASA and to a lesser extent by Andes Corporacion Minera S.A., also an indirect wholly-owned subsidiary of Minera Andes (collectively, the “MASA Properties”) and adjoining properties owned by MIM Argentina Exploraciones S.A. for Xstrata Copper, one of the commodity business units within Xstrata plc (“MIM” and the “MIM Properties”).  Under the terms of an option agreement among MASA, Minera Andes, Xstrata Copper (through MIM) and Xstrata Queensland Limited (Xstrata plc, together with its affiliates, is hereinafter referred to as “Xstrata”) dated November 2, 2007 (the “Los Azules Option Agreement”): (i) MIM granted MASA an option (the “MASA Option”) to acquire a 100% interest in the MIM Properties, exercisable on or before November 24, 2010 upon satisfaction of certain conditions including delivery of a scoping study/preliminary assessment whereupon the MIM Properties and the MASA Properties would be consolidated and held by MASA (the “Combined Property”); and (ii) MASA granted MIM (upon the exercise of the MASA Option) an option to acquire a 51% interest in the Combined Property upon, among other things, payment to the Corporation of an amount equal to three times the amount of the direct expenditures paid by MASA and its affiliates since November 25, 2005 on exploration of the Combined Property.

Certain of the MIM Properties are subject to an underlying option agreement, which is the subject of a dispute between Xstrata, as option holder, and Solitario Argentina S.A. (“Solitario”), as the grantor of that option and the holder of a back-in right of up to 25%, exercisable upon the satisfaction of certain conditions, within 36 months after the exercise of the option by Xstrata.  The dispute surrounds the validity of the 36 month restriction described above.  If Solitario is successful, MIM’s interest in substantially all of the MIM Properties may be reduced by up to 25% and upon exercise of the MASA Option, MASA’s interest in that part of the Combined Property may be similarly reduced (the “Solitario Claim”).

We also have various other properties in the preliminary exploration stage.

2.

GOING CONCERN, FINANCIAL CONDITION, AND LIQUIDITY

The operation of the San José Project is subject to a number of risks, including the risk that the price of gold and silver may decline further.  If, and to the extent that cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production,

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2.

GOING CONCERN, FINANCIAL CONDITION, AND LIQUIDITY- continued

additional investment by the shareholders of MSC (including the Corporation) may be required. As a result, there can be no assurance that cash from operations at San José will be sufficient for these purposes, that additional cash calls will not be made or that the Corporation will be able to satisfy any such cash call, as and when required.

With the exception of its interest in the San José Project, the Corporation is in the process of exploring its other properties and has not yet determined whether these properties, other than the San José Project, contain reserves that are economically recoverable. The amounts shown on the balance sheet as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. In the future, the Corporation’s ability to continue its exploration and production activities, if any, will depend in part on the Corporation’s ability to continue commercial production and generate material revenues or to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means. There can be no assurance that the Corporation will commence commercial production at any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Corporation’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Corporation’s interests (as existing or as proposed to be acquired) in its properties.

While these consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of operations, there are conditions, events and material uncertainties that may cast significant doubt about the validity of that assumption. As at December 31, 2008, the Corporation had an accumulated deficit of $47.4 million and negative working capital of approximately $27.1million.  These consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

The Corporation also faces material uncertainties including: continued and expected operating losses, negative operating cash flows, ability to obtain or renew financing, declining copper, gold and silver prices and expected returns from the Corporation’s equity interest in the San José Project and the timing of cash receipts related to that investment.

Subsequent events have resolved some of these concerns.  In February 2009, the Corporation raised gross proceeds of C$40 million through a private placement of 40 million shares at C$1.00 per share.  Some of these funds were used to pay the related party cash call payable of $11.3 million owing at December 31, 2008, and the bank loan of $17.5 million (Note 9(b)(vii).  On March 24, 2009, the Corporation had $3.2 million in cash and cash equivalents.

3.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES- continued

significant accounting policies.

a.

Basis of Presentation and Principles of Consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and investments, including its principal subsidiaries, MASA and Minera Andes (USA) Inc. (“MUSA”) as well as other non-significant subsidiaries.  As stated above, MASA holds the Corporation’s interest in MSC.

Our investment in MSC, is accounted for by the equity method, whereby the Corporation records its investment and its share of the earnings and losses of MSC.  All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

b.

Foreign Currency Translation

The statements are reported and measured in U.S. dollars, which is the currency which the majority of the Corporation’s transactions are incurred.  Our consolidated operations are integrated and balances denominated in currencies other than U.S. dollars are translated into U.S. dollars using the temporal method. This method translates foreign currency monetary assets at the exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the statement of operations.

c.

Cash and Cash Equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

d.

Mineral Properties and Deferred Exploration Costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration are amortized over the life of the property, based on the current production and estimated economic reserves.  Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.  On a quarterly basis, we evaluate the future recoverability of our mineral properties and deferred exploration costs.  Long-lived assets, including mineral properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Any asset impairment is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

e.

Investment

Investments over which we exert significant influence, are accounted for using the equity method.  Under this method, our share of earnings and losses is included in the statement of operations and the balance of the investment is adjusted by a like amount.  Where there has

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES - continued

e.

Investment – continued

been a loss in value that is other than a temporary decline, the carrying value is reduced to estimated realizable value.

Expenses related to the construction of a mining facility, interest expense on the debt, debt discount, and other legal and consulting expenses are capitalized until the mining facility is placed into commercial production.  Once in commercial production, expenses related to the mining facility, interest expense on the debt, debt discount and other legal and consulting expenses are expensed as incurred.

f.

Equipment and Depreciation

Equipment is recorded at cost, and depreciation is provided on a declining–balance basis over estimated useful lives of up to five years to a residual value of 10%.

g.

Accounting for Income Taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.

Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

h.

Basic and Diluted Loss per Common Share

Basic loss per share is calculated by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year.

For the years ended December 31, 2008 and 2007, potentially dilutive common shares (relating to options and warrants outstanding at year end) totaling 33,128,947(2007 – 29,554,140) were not included in the computation of loss per share because their effect was anti-dilutive.  Therefore, diluted loss per share is the same as basic loss per share.

i.

Estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires that the Corporation’s management make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of mineral properties and deferred exploration expenses, investment, and long-lived assets, asset retirement obligations, stock-based compensation, income taxes, the recording of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from management’s best estimates.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES - continued

j.

Stock-Based Compensation

The Corporation has a stock option plan as described in Note 9(c). The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on employee exercise and post-vesting employment termination behavior. Expected volatility is based on the historical volatility of the share price of the Corporation. These estimates involve inherent uncertainties and the application of management judgment. Compensation expense for options granted to non-employee consultants is re-measured on each balance sheet date. The fair value of stock options granted is recognized as a charge to operations on a straight line basis over the applicable vesting period, with an offset to contributed surplus. Where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against the mineral property. The amount of compensation cost recognized at any date at least equals the value of the vested portion of the options at that date. When stock options are exercised, the consideration paid by employees is credited to share capital. See Note 9 for details of assumptions used in the calculations.

k.

Asset Retirement Obligations

The Corporation’s exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Corporation has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Corporation has recorded a liability and a corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. However, these estimates are subject to change based on changes in circumstances and any new information that becomes available.  This policy is directed only at MAI properties. The asset retirement obligation related to the investment in MSC is recorded on the financial statements of MSC.

l.

Share consideration

Agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-cash transactions, other than as consideration for mineral properties, are recorded at fair value determined by management using the Black-Scholes option pricing model.  The fair value of the shares issued as purchase consideration for mineral properties is based upon the trading price of those shares on the TSX on the date of the agreement to issue shares as determined by the Board of Directors.

m.

Warrants

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value.  The value of the share component is credited to share capital and the value of the warrant component is credited to Warrants, a separate component of shareholders equity.   Upon exercise of the warrants, consideration paid by the warrant holder together with the amount previously recognized in warrants is recorded as an increase to share capital.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

4.

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

a.

Accounting Policies Implemented Effective January 1, 2008

Capital Disclosures

Effective January 1, 2008, the Corporation adopted Section 1535, “Capital Disclosures”, of the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook (the “Handbook”).  Section 1535, which applies to financial years beginning on or after October 1, 2007, requires disclosure of a Corporation’s objectives, policies, and processes for managing   capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. Disclosures required by Section 1535 are included in Note 14.

Financial Instruments

Effective January 1, 2008, the Corporation adopted Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, of the Handbook.  Sections 3862 and 3863, which apply to financial years beginning on or after October 1, 2007, replace section 3861, “Financial Instruments – Disclosures and Presentation”.  Sections 3862 and 3863 increase the disclosure currently required, in order to enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  The impact of adopting these sections is included in Note 15 to the Corporation’s consolidated financial statements for the year ended December 31, 2008.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards (“IFRS”). Section 3031 provides more extensive guidance on the determination of cost, including allocation of overhead, narrows permitted cost formulas, requires impairment testing, and expands the disclosure requirements to increase transparency.  Section 3031 was adopted on January 1, 2008, and did not have an impact on the Corporation’s consolidated financial statements.

Going Concern

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section was adopted on January 1, 2008. Disclosure required by this section is disclosed in Note 2 of the Corporation’s consolidated financial statements.

Income Statement Presentation

In August 2008, the CICA issued EIC-172, “Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income”. EIC-172 provides guidance on whether the tax benefit from the recognition of tax loss carry forwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. EIC-172 should be applied retrospectively, with restatement of prior periods from the date of adoption of Section 3855

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

4.

CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS- continued

a.

Accounting Policies Implemented Effective January 1, 2008

Income Statement Presentation - continued

“Financial Instruments”, for all interim and annual reporting periods ending on or after September 30, 2008. The adoption of this new accounting policy did not have any impact on the Corporation’s consolidated financial statements for the year ended December 31, 2008.

b.

Recent Accounting Pronouncements

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Corporation’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Corporation’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, “Revenues and Expenses During the Pre-operating Period”.  As a result of the withdrawal of EIC-27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  The Corporation is in the process of evaluating the impact of this new standard for adoption on January 1, 2009.

Business Combinations

In January 2009, the Accounting Standards Board (AcSB) issued the following new Handbook sections: 1582 – Business Combinations, 1601 – Consolidations, and 1602 – Non-Controlling Interests. These standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Corporation has not yet determined the impact of the adoption of these standards on its consolidated financial statements

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the EIC issued EIC-173.  In this EIC, the Committee reached a consensus that in determining the fair value of financial assets and financial liabilities an entity should take into account the credit risk of the entity and the counterparty. The Corporation has not yet determined the impact of the adoption of this standard on its consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

5.

EQUIPMENT

	December 31, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net
Field Equipment	$100,952	$93,448	$7,504	$100,952	$88,099	$12,853
Office Equipment	132,039	108,087	23,952	120,320	92,242	28,078
Total	$232,991	$201,535	$31,456	$221,272	$180,341	$40,931

6.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

At December 31, 2008, through our subsidiaries and investment, we hold interests in approximately 304,221 acres (123,133 hectares (“ha”)) of mineral rights and mining lands in three Argentine provinces.  Under our present acquisition and exploration programs, we are continually acquiring additional mineral property interests and exploring and evaluating our properties.  If, after evaluation, a property does not meet our requirements, then the property and deferred exploration costs are written off to operations.  All properties in Argentina are subject to royalty agreements as disclosed in Note 11. Mineral property costs and deferred exploration costs, net of mineral property option proceeds, are as follows:

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

6.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS - continued

2008 COSTS BY PROPERTY

	San Juan
Description	Los Azules	San Juan Cateos	Santa Cruz Cateos	Chubut Cateos	General Exploration	Total

Balance, beginning of year	$6,034,844	$341,100	$1,951,937	$10,000	--	$8,337,881
Assays and analytical	125,356	--	12,151	--	223	$137,730
Construction and trenching	10,178	--	--	--	--	$10,178
Consulting fees	227,469	--	3,437	878	58,493	$290,277
Depreciation	--	--	--	--	12,799	$12,799
Drilling	3,644,050	--	--	--	--	$3,644,050
Equipment Rental	799,953	--	346,974	--	--	$1,146,927
Geology	1,206,616	6,085	127,096	1,432	130,383	$1,471,612
Geophysics	--	--	9,377		--	$9,377
Insurance	--	--	--	--	6,091	$6,091
Legal	52,824	1,788	--	--	71,240	$125,852
Maintenance	3,851	--	7,131	--	9,280	$20,262
Materials and supplies	350,113	3,724	115,383	--	12,411	$481,631
Project overhead	38,910	69	2,753	12	153,868	$195,612
Property and mineral rights	22,370	--	45,445	--	(1,667)	$66,148
Telephone	8,040	--	4,073	--	1,889	$14,002
Travel	156,611	434	38,092	--	37,832	$232,969
Wages and benefits	30,528	--	10,673	--	149,741	$190,942
Overhead allocation	609,235	--	33,239	109	(642,583)	$--
Write-off of deferred costs	--	--	(1,385)	(2,431)	--	$(3,816)
Balance, end of year	$13,320,948	$353,200	$2,706,376	$10,000	--	$16,390,524

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

6.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS - continued

2007 COSTS BY PROPERTY

	San Juan
Description	Los Azules	San Juan Cateos	Santa Cruz Cateos	Chubut Cateos	General Exploration	Total

Balance, beginning of year	$2,790,553	$327,540	$2,234,259	$252,796	--	$5,605,148
Assays and analytical	55,567	--	8,156	--	--	$63,723
Construction and trenching	146,528	--	40,581	--	--	$187,109
Consulting fees	--	933	13,224	3025	141,527	$158,709
Depreciation	--	--	--	--	28,345	$28,345
Drilling	1,088,551	55	195,037	--	--	$1,283,643
Equipment Rental	496,901	--	58,683	--	83	$555,667
Geology	543,514	7,541	172,931	2,360	30,695	$757,041
Insurance	--	--	--	--	3,687	$3,687
Legal	1,120	--	--	--	182,556	$183,676
Maintenance	5,022	--	1,563	--	9,887	$16,472
Materials and supplies	149,250	316	28,029	--	15,964	$193,559
Project overhead	34,710	119	7,004	129	168,040	$210,002
Property and mineral rights	13,831	56	31,700	334	-	$45,921
Telephone	3,319	17	14,417	--	19,844	$37,597
Travel	191,887	396	27,499	--	48,348	$268,130
Wages and benefits	12,134	--	6,066	--	54,536	$72,736
Asset retirement obligation	35,000	--	10,000	--	--	$45,000
Overhead allocation	466,957	4,127	230,075	2,353	(703,512)	$--
Write-off of deferred costs	--	--	(1,127,287)	(250,997)	--	$(1,378,284)
Balance, end of year	$6,034,844	$341,100	$1,951,937	$10,000	--	$8,337,881

a.

San Juan Project

The San Juan Province project comprises four properties (2007 – four properties), which includes Los Azules, totaling 64,392 ha (2007 – 48,547 ha) in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a three percent "mouth of mine" royalty from production. Land holding costs for 2009 are estimated at $20,000.

Expenditures in 2008, as in 2007, were primarily for an on-going exploration program at the Los Azules project.

In order to exercise the MASA Option, MASA must incur $1 million in expenditures on the MIM Properties, deliver to MIM an independent scoping study and technical report in respect of the Combined Property (the “Los Azules Preliminary Assessment”) and deliver a notice of

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

6.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS – continued

b.

San Juan Project - continued

exercise.  MASA has incurred and paid in excess of $1 million in expenditures ($13.3 million to December 31, 2008) and expects to deliver the Los Azules Preliminary Assessment to MIM by the end of March 2009.  MASA however has not, as of yet, formally exercised the MASA Option.

On exercise of the MASA Option, MIM is required to transfer the MIM Properties to MASA.  However, if in the opinion of MIM, the Los Azules Preliminary Assessment shows the potential to economically produce 100,000 tonnes (200 million pounds) of contained copper per year for 10 years or more then MIM has the right to earn a 51% interest in the Combined Property (the “Back-in Right”). To satisfy the conditions of the Back-in Right, MIM must assume control and responsibility for the Combined Property, make a cash payment to Minera Andes of three times MASA’s and its affiliates’ direct expenditures incurred and paid on the Combined Property after the 25th of November 2005 and complete a bankable feasibility study within five years of its election to exercise the Back-in- Right. In the event that the Los Azules Preliminary Assessment does not, in MIM’s opinion, meet the criterion contemplated above, MIM’s interest is reduced to a right of first refusal on a sale of the Combined Property, or any part thereof.

c.

Chubut Projects

We hold one (2007 – one) manifestation of discovery in the Precordilleran region of Chubut, totaling 1,480 ha (2007 – 1,480 ha).  Expenditures in 2008 and 2007 relate primarily to land maintenance costs. As at December 31, 2008 and December 31, 2007, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $2,431 and $250,997 were written off, respectively. Land holding costs for 2009 are estimated at $3,500.

d.

Santa Cruz Projects

We currently control 9 (2007 – 15) cateos and 36 (2007 – 29) manifestations of discovery totaling 66,274 ha (2007 – 73,195 ha) in the Santa Cruz province. Land holding costs for 2008 are estimated at $10,000. We have been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Expenditures in 2007 and 2008 relate to land acquisition and reconnaissance geologic surveys on the acquired properties. Geologic evaluation of these targets is ongoing. As at December 31, 2008 and December 31, 2007, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $1,385 (2007 – $1,127,287) was written-off.

7.

INVESTMENT IN MINERA SANTA CRUZ (MSC) – the San José Project

MSC is owned, as to 49%, by MASA, an indirect wholly-owned subsidiary of Minera Andes Inc. and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).

The Corporation’s interest in, and the affairs of, MSC are governed by an option and joint venture agreement dated March 15, 2001 between MASA and Hochschild (as amended by agreements dated May 14, 2002, August 27, 2002 and September 10, 2004, the (“OJVA”).

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.

INVESTMENT IN MINERA SANTA CRUZ (MSC) – the San José Project – continued

Under the OJVA we are entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants us a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Project.  Although we are permitted to vote against or otherwise disagree with decisions made by Hochschild in respect of the San José Project, many decisions have been made, notwithstanding our express disagreement.

In particular, we have a limited, if any, ability to control the timing or amount of cash calls and decisions made in that regard may have an adverse affect on our operations and financial position as there can be no assurance that if made, we will have the funds available to satisfy any such cash call when due and that our interest in the San José Project will not be reduced as a result.

The investment in MSC is comprised of the following:

	Year Ended
	December 31,	December 31,
	2008	2007
	(restated - Note 18)	(restated - Note 18)
Investment in MSC, beginning of year:	$64,726,565	$30,963,692
Plus:
Deferred costs incurred	--	2,217,758
Amortization of deferred costs	(720,000)	--
Advances during the period	11,310,317	36,211,000
Income (loss) from equity investment	5,717,193	(4,665,885)

Investment in MSC, end of year	$81,034,075	$64,726,565

	Year Ended
	December 31,	December 31,
	2008	2007
	(restated - Note 18)	(restated - Note 18)
Summary of MSC's financial information from operations:
Sales	$111,255,558	$1,253,361

Net income (loss) - MSC	$4,010,689	$(9,522,074)

Minera Andes Inc. portion - 49%	$1,965,238	$(4,665,885)

Minera Andes portion of MSC's loss is before an equity adjustment of $3,715,955 (2008 - $nil) which relates to eliminating intercompany interest expense in the net income (loss) of MSC.

Effective January 1, 2008, the San José Project began commercial production. During the fiscal year 2007, the expenses related to the construction of the mining facility, interest expense on the debt,  debt discount and other legal and consulting expenses had been capitalized as the mining facility had not been placed into commercial production.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.

INVESTMENT IN MINERA SANTA CRUZ (MSC) – the San José Project - continued

Commencing in 2008, expenses related to the mining facility, interest expense on the debt, debt discount and other legal and consulting expenses are being expensed as incurred.  In addition, the deferred capitalized costs are being amortized based on the units of production to the total reserves.

The San José project area covers approximately 50,491 ha and is comprised of 46 contiguous mining claims (“Minas” and “Manifestations of Discovery”) totalling approximately 40,498.69 ha and one exploration claim (“Cateo”) totalling 9,992.5 ha located in the western half of the province of Santa Cruz. The mining claims include 17 Minas (15,450 ha) and 29 Manifestations of Discovery (25,049 ha), “Manifestations” are claims that are in the application process for mining claim status.  The cateo is controlled 100% by MSC.  Any production from these lands may be subject to a provincial royalty.

Project financing for the San José Project has been primarily provided pursuant to a letter agreement dated October 10, 2006 (as amended by agreements dated October 17, 2006, October 24, 2006,

January 5, 2007, January 25, 2007, February 26, 2007, February 28, 2007, March 29, 2007, April 26, 2007 and June 29, 2007, the “Project Loan Letter Agreement”) between the Corporation, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Under the Project Loan Letter Agreement, the Hochschild Lender and the Corporation agreed to provide MSC with an unsecured bridge loan in the aggregate amount of $20 million (the “Bridge Loan”).  The Project Loan Letter Agreement provides that the Bridge Loan was to be structured as loans to MSC by each of the Corporation and the Hochschild Lender, in each case, in amounts proportionate to the shareholdings of the Corporation and Hochschild in MSC.

The Project Loan Letter Agreement however, further provides that the loan to be made by the Corporation to MSC would be structured as (i) a loan by the Hochschild Lender to the Corporation (the “Project Loan Payable”); and (ii) a corresponding loan by the Corporation to MSC (the “Project Loan Receivable”).  As a result, the Bridge Loan was made by way of (i) a loan by the Hochschild Lender to MSC in an amount equal to 51% of the amount of the Bridge Loan; (ii) a loan by the Hochschild Lender to the Corporation in an amount equal to 49% of the amount of the Bridge Loan; and (iii) a corresponding loan by the Corporation to MSC in the same amount and on the same terms as the preceding loan by the Hochschild Lender to the Corporation. Both, the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The Project Loan Letter Agreement also provides for a permanent secured project loan in the aggregate amount of $65 million (the “Project Loan”), structured in the same manner as the Bridge Loan, and replacing the Bridge Loan, to be documented in definitive agreements, which, have not yet been entered into.

Amounts advanced under the Project Loan Letter Agreement by the Hochschild Lender to the Corporation and then by the Corporation to MSC are currently unsecured except that, as security for the loan made by the Hochschild Lender to the Corporation, the Corporation has pledged to the Hochschild Lender, its right to the repayment of the corresponding loans made by the Corporation to MSC.

The current drafts of the definitive agreements (the “Draft Loan Documents”) and the Project Loan Letter Agreement provide that the Project Loan will be secured by a security interest granted by MSC in favour of the Hochschild Lender and the Corporation in certain MSC bank accounts.  In

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7.

INVESTMENT IN MINERA SANTA CRUZ (MSC) – the San José Project - continued

addition, under the Draft Loan Documents, the Corporation will be required to (i) continue to pledge, to the Hochschild Lender, the Corporation’s right to receive repayment of the loans made by the Corporation to MSC; and (ii) grant to the Hochschild Lender a security interest in the Corporation’s security interest in MSC’s bank accounts.  The Corporation will also be required to direct MSC to pay all amounts owing by it to the Corporation directly to the Hochschild Lender with such amounts being concurrently applied against amounts owing by MSC to the Corporation and the corresponding amounts owing by the Corporation to the Hochschild Lender.

The Hochschild Lender and MSC have agreed that until the definitive agreements are finalized, no payment of interest or principal will be due.  Thereafter principal will be repaid in quarterly installments, however non-payment (in and of itself) will not constitute an event of default.

The Project Loan currently bears fixed interest at LIBOR plus 2.50%, 8.21%, based on the rate at inception.  It has been agreed that once the definitive agreements are finalized, interest will increase to LIBOR plus 2.85% and will be subject to interest rate fluctuations.

As at December 31, 2007 and December 31, 2008, the entire Project Loan ($65 million), had been advanced. The Corporation’s 49% share of the Project Loan was $31.85 million.  Therefore, the Corporation has recorded the Project Loan Payable and the Project Loan Receivable in offsetting amounts. The project loan receivable/payable was advanced to MSC by Hochschild on the Corporation’s behalf. The related interest income/expense will be paid to the Hochschild Lender by MSC on the Corporation’s behalf.

The future minimum payments for the next four years ending December 31 are estimated to be:

2009	$--
2010	13,475,000
2011	13,475,000
2012	4,900,000
$31,850,000

8.

BANK LOAN

In October 2007, we entered into the second amended and restated credit agreement dated as of October 22, 2007 (the “Macquarie Credit Agreement”) with Macquarie Bank Limited (“Macquarie”), under which Macquarie made two non-revolving term loans to us, in the aggregate principal amount $17.5 million.  The first non-revolving term loan was in the principal amount of $7.5 million (the “First Loan”) of which $5.9 million was for the development of the San José project and $1.6 million was for general purposes.  The second non-revolving term loan was in the aggregate principal amount of $10 million (the “Second Loan” and together with the First Loan, the “Bank Loan”) of which $8.6 million was for the development of the San José project and $1.4 million was for general purposes.

The commercial terms of the First Loan includes a facility fee of 1.5% of the principal amount and interest of LIBOR plus 2% per annum.  In addition, the Corporation issued Macquarie share purchase warrants to acquire 4,227,669 common shares of the Corporation at an exercise price of C$2.06 per share. The warrant exercise price was calculated at a 25% premium to the volume weighted average of the Corporation’s common shares determined from the twenty business days prior to February 21, 2007. Each warrant is exercisable for two years.  The warrants and the underlying common shares had a four month hold period. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

8.

BANK LOAN– continued

yield – Nil; risk free interest rate – 3.87%; expected volatility of 59.18% and an expected life of 24 months.  The difference between the allocated fair value of the warrants and the face value of the First Loan of $1,731,100 was initially recorded as a debt discount with a corresponding entry to contributed surplus.  A success fee of $75,000, being 1% of the principal amount of the First Loan, was paid to Xystus Limited for assisting with the structuring and negotiation of the First Loan.

The commercial terms of the Second Loan included a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2.75% per annum and a maturity date of September 30, 2009.  In addition, the Corporation issued Macquarie share purchase warrants to acquire 4,066,390 common shares of the Corporation at an exercise price of C$2.41 per share. The warrant exercise price was calculated at a 20% premium to the volume weighted average of the Corporation’s common shares determined from the twenty business days prior to October 22, 2007. Each warrant is exercisable for two years. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 4.12%; expected volatility of 62.35% and an expected life of 24 months. The difference between the allocated fair value of the warrants and the face value of the Second Loan of $1,925,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The warrants and the underlying common shares had a hold period until February 25, 2008. A success fee of $100,000, being 1% of the principal amount of the Second Loan, was paid to Xystus Limited for assisting with the structuring and negotiation of the Second Loan.

The Bank Loan and debt discount are summarized as follows:

			Carrying
	Face Amount	Discount	Value
Current portion

First Loan, due March 2009	$7,500,000	$1,731,100	$5,768,900
Debt accretion at December 31, 2007	--	(596,578)	596,578
Accretion of debt discount	--	(892,491)	892,491
Repayment of First Loan	--	--	--
First Loan at December 31, 2008	$7,500,000	$242,031	$7,257,969

Second Loan, due September 2009	$10,000,000	$1,925,200	$8,074,800
Debt accretion at December 31, 2007	--	(151,552)	151,552
Accretion of debt discount	--	(970,946)	970,946
Repayment of Second Loan	--	--	--
Second Loan at December 31, 2008	$10,000,000	$802,702	$9,197,298

Totals	$17,500,000	$1,044,733	$16,455,267

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

8.

BANK LOAN– continued

During the year ended December 31, 2008, interest expense incurred on the Bank Loan was $2,817,118 of which $953,681 was interest expense and $1,863,437 was accreted interest expense  (2007 – $479,974 interest expense incurred, and accreted interest expense of $627,459 related to the debt discount were capitalized to the Corporation’s investment in MSC (Note 7) using the effective interest rate method and $119,459 of interest expense incurred and accreted interest expense of $120,671 for general purposes were expensed to net loss).

Under the terms of the Macquarie Credit Agreement the Corporation was required to maintain minimum amounts of cash and cash equivalents and at December 31, 2008, the Corporation did not hold such cash and cash equivalents.  This was an event of default under the Macquarie Credit Agreement.  As such, Macquarie was entitled to demand immediate repayment of all amounts due thereunder.  The Bank Loan was subsequently paid in full on March 4, 2009.  Our obligations to Macquarie were secured by, among other things; all of our assets (see Subsequent Events Note 18).

9.

SHARE CAPITAL

a.

Authorized

We have authorized capital of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares, with no par value.

b.

Changes to Share Capital – Issued, Allotted, and/or Subscribed:

See Statement of Stockholders’ Equity for additional information.

In February 2007, the shareholders approved a warrant exercise incentive program. The Corporation received gross proceeds of C$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Corporation.

i.

The early exercise incentive program pertains to three private placements listed in the table below.  Notices regarding the early exercise incentive program were delivered to holders of warrants issued in connection with the private placements listed below.  Warrant holders were offered an incentive, consisting of a new warrant (a “New Warrant”), to exercise warrants held by them on or before March 19, 2007. The following table sets forth the number of warrants exercised pursuant to the early incentive program, the funds received and the number of warrants outstanding after the early incentive program in 2007:

Warrant price (C$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (C$)	Number of warrants outstanding after early exercise
0.50	November 13, 2008	851,500	$425,750	878,725
0.55	December 1, 2007	935,714	514,643	--
0.70	March 22, 2010	4,219,544	2,953,680	2,012,409
Total		6,006,758	$3,894,073	2,891,134

Under the incentive program, a total of 600,673 New Warrants were issued, each entitling the holder to acquire a common share of the Corporation at a price of C$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.

SHARE CAPITAL – continued

b.

Changes to Share Capital – Issued, Allotted, and/or Subscribed - continued

of the New Warrants were subject to a four-month and one-day hold period. The fair value of the warrants, using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 62.36% and an expected life of 18 months was calculated to be $293,379 which amount was recorded as a capital transaction with a corresponding entry to contributed surplus as an incentive warrant payment. None of the new warrants were exercised prior to expiration.

Warrants that were not exercised pursuant to the early exercise incentive program continued to be exercisable for common shares in accordance with the terms thereof.

ii.

On December 19, 2007, we announced proposed financing for a brokered private placement of units for gross proceeds of C$35.0 million, which was completed in three closings.

On December 21, 2007 the first closing was completed at which 13,880,645 units at a price of C$1.55 per unit were issued raising gross proceeds of C$21.515 million. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of C$2.00 per share until December 21, 2009. The securities were subject to a four-month hold period. The fair value of the purchase warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.85%; expected volatility of 58.79% and an expected life of 24 months. The fair value of the warrants calculated to be $3,058,362 was recorded as a capital transaction with a corresponding entry to contributed surplus.

Scotia Capital Inc. (“Scotia”) acted as agent in respect of the first closing while Shoreline Pacific LLC acted in the U.S. (together, the “Agents”).The Agents received a cash commission of 5% of the gross proceeds from the first closing or C$1,075,781.  The Agents also received 694,031 agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold at the first closing.  Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of C$1.70 per unit until December 21, 2009. Upon the exercise of the Agent’s Option the Agent will receive a one-half purchase warrant which will entitle the holder to acquire one unit at an exercise price of C$2.00 per unit. The fair value of the Agents Options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.85%; expected volatility of 58.79% and an expected life of 24 months. The fair value of the Agents’ Options, calculated to be $365,934 and the fair value of the agent warrants calculated to be $152,918 were recorded as capital transactions with a corresponding entry to contributed surplus.

A total of 13,880,645 common shares were issued at the first closing of the Private Placement, and 6,940,322 common shares were reserved for issuance on the exercise of the common share purchase warrants and the exercise of 694,031 units comprising the Agent’s Options.

iii.

During 2007, the Corporation issued 1,650,000 shares upon the exercise of stock options at a weighted average exercise price of C$0.52 ($0.48) per share and 8,904,852 shares upon the exercise of purchase warrants at a weighted average exercise price of C$0.91

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.

SHARE CAPITAL – continued

b.

Changes to Share Capital – Issued, Allotted, and/or Subscribed - continued

($0.80) per share), including the warrants exercised under the early exercise incentive program.

iv.

On January 29, 2008, the second closing was completed at which 7,778,023 units at a price of C$1.55 per unit were issued raising gross proceeds of C$12.055 million.

Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of C$2.00 per share until December 21, 2009. The securities were subject to a four-month hold period. The fair value of the purchase warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.17%; expected volatility of 57.07% and an expected life of 24 months. The fair value of the warrants, calculated to be $1,238,355 was recorded as a capital transaction with a corresponding entry to contributed surplus.

Scotia Capital Inc. (“Scotia”) acted as agent in respect of the securities issued at the second closing in Canada while Shoreline Pacific LLC acted in the U.S. (together the “Agents”). The non-brokered component of the second closing was completed with Canaccord Capital Corporation (the “Finder”).

The Agents and the Finder received a 5% commission. The Agents and the Finder also received Agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold at the second closing. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of C$1.70 per unit until December 21, 2009.  The fair value of the Agents Options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.17%; expected volatility of 57.07% and an expected life of 24 months. The fair value of the Agents’ Options, calculated to be $152,953 was recorded as a capital transaction with a corresponding entry to contributed surplus.

A total of 7,778,023 common shares were issued at the second closing of the Private Placement, and 3,889,011 common shares were reserved for issuance on exercise of the common share purchase warrants and the exercise of 388,901 units comprising the Agent’s Options.

v.

The third and final closing of the Private Placement was completed on February 11, 2008 at which time 427,000 units at a price of C$1.55 per unit were sold for gross proceeds of C$661,850. The final closing was non brokered private placement. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant purchase one additional common share at an exercise price of C$2.00 per share until December 21, 2009.  The securities were subject to a four month hold period. The fair value of the purchase warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.08%; expected volatility of 53.81% and an expected life of 24 months. The fair value of the warrants, calculated to be $54,985 was recorded as a capital transaction with a corresponding entry to contributed surplus.

The third closing was completed with Canaccord Capital Corporation (the “Finder”).

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.

SHARE CAPITAL – continued

b.

Changes to Share Capital – Issued, Allotted, and/or Subscribed - continued

The Finder received a cash commission of 5% of the gross proceeds from the third closing.  The Finder also received agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold at the third closing.  Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of C$1.70 per unit until December 21, 2009.  The fair value of the Agent Options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.08%; expected volatility of 53.81% and an expected life of 24 months. The fair value of the Agents’ Options, calculated to be $7,006 was recorded as a capital transaction with a corresponding entry to contributed surplus.

A total of 427,000 common shares were issued pursuant to the final closing of the private placement, and 213,500 common shares were reserved for issuance on the exercise of the warrants and the exercise of the 21,350 units comprising the Agent’s Options.

vi.

During 2008, the Corporation issued 260,000 common shares upon the exercise of stock options at a weighted average exercise price of C$0.79 ($0.65) per share and 718,916 shares upon the exercise of purchase warrants at a weighted average exercise price of C$0.51 ($0.42) per share.

vii.

On August 5, 2008, Mr. Robert McEwen became a director of the Corporation. In February 2009, Mr. McEwen agreed to complete a private placement in two tranches totaling $40 million designed to alleviate the Corporation's immediate financial pressures (the “McEwen Financing”). First, on February 18, 2009 Mr. McEwen purchased 18,299,970 common shares of the Corporation at a price of C$1.00 per share for proceeds to the Corporation of C$18,299,970 which were used, as to $11.3 million, to satisfy the cash call made in respect of the Corporation's 49% interest in the San José Project. Second, on February 26, 2009 Mr. McEwen purchased 21,700,030 common shares of the Corporation for $21,700,030 by completing another private placement to pay off loans owed by the Corporation to Macquarie in the aggregate principal amount of $17.5 million.

c.

Stock Options

The aggregate number of shares issuable upon exercise of all options granted under the Minera Andes Stock Option Plan (“the Plan”) shall not exceed 10% of the Corporation’s issued and outstanding common shares up to a maximum of 18,940,243 (2007 – 15,169,643) shares. Under the Plan, no participant may be granted an option under the Plan to purchase shares, which exceeds the number of shares permitted to be issued under the Plan pursuant to the rules or policies of any stock exchange on which the common shares are then listed. Under the Plan, the exercise price of each option shall be determined by the directors and shall not be less than the closing price of the Corporation’s common shares on the stock exchange on which the shares are listed on the last trading day immediately preceding the day on which the options are granted.

Options granted under the Plan will not be transferable and, if not exercised, will expire twelve (12) months following the date the optionee ceases to be a director, officer, employee or consultant of the Corporation by reason of death, or three months after ceasing to be a director, officer, employee or consultant of the Corporation for any reason other than death.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.

SHARE CAPITAL – continued

c.

Stock Options – continued

The Plan was amended on June 2, 2008. The amendments include the change in the number of common shares of the Corporation that the option issuance is not to exceed has been increased from 15,169,643 to 18,940,243.  The maximum number of shares which may be reserved for issuance to insiders under the Plan, together with any other security based compensation arrangements of the Corporation, shall not exceed 10% of the shares issued and outstanding at the time of the grant.  The amendments to the stock option plan did not lead to any cancellation or modification of existing stock options outstanding.

In addition, any options granted under the Plan shall vest as follows:

a)

33 1/3% of the options shall vest in and be exercisable  twelve (12)  months from the date of  grant;

b)

33 1/3% of the options shall vest in and be exercisable twenty-four (24) months from the date of grant; and

c)

33 1/3% of the options shall vest in and be exercisable thirty-six (36) months from the date of grant.

The Plan was also amended on August 5, 2008.   The amendment allowed the board of directors to extend the period of time within which a Option may be exercised by a participant who has ceased to be a director, officer, employee, or consultant of the Corporation, or any of its subsidiaries or affiliates, up to a period of 18 months from the date of such cessation but such an extension shall not be granted beyond the original expiry date of the Option.

At December 31, 2008, 3,939,456 (2007 – 1,198,643) options were available for grant under the Plan.

A summary of the status of the Plan as of December 31, 2008 and 2007, and changes during the years ended on those dates is:

	2008		2007
		(C$)		(C$)
		Weighted		Weighted
		Avg.		Avg.
		Exercise		Exercise
	Options	Price	Options	Price
Outstanding at beginning of year	10,215,000	1.13	11,615,000	1.03
Granted	1,400,000	1.20	250,000	1.73
Exercised	(260,000)	0.79	(1,650,000)	0.52
Expired	(370,000)	--	--	--
Outstanding at end of year	10,985,000	1.15	10,215,000	1.13
Exercisable at end of year	10,385,000	$1.13	9,965,000	$1.13

Weighted average grant-date
fair value of options granted
during the year		C$0.66		C$1.01

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.

SHARE CAPITAL – continued

c.

Stock Options – continued

The weighted average remaining contractual life of outstanding options is 2.7 years at December 31, 2008 (2007 – 3.4 years).

At December 31, 2008 options were held by directors, officers, employees and non-employees as follows:

Number of Options	Exercise Price	Expiry Date

720,000	C$0.59	December 5, 2008(1)
1,025,000	C$0.55	September 10, 2009
1,535,000	C$0.60	December 28, 2010
5,620,000	C$1.51	December 27, 2011
20,000	C$0.61	December 14, 2009
250,000	C$1.73	September 4, 2012
100,000	C$1.35	February 14, 2013(2)
900,000	C$1.36	May 23, 2013(3)
415,000	C$0.31	March 21, 2013
400,000	C$0.81	September11,2013(4)
10,985,000

(1)At December 5, 2008 when the options were scheduled to expire, the Corporation was under a blackout prior until March 1, 2009.  Pursuant to the Plan the expiry date of options held by management and directors may be extended 10 business days subsequent to the expiry of the blackout. 360,000 of these options were exercised in March 2009 and the remaining 360,000 options expired.

(2)100,000 stock options were granted at an exercise price of C$1.35 during the three-month period ended March 31, 2008, of which 25,000 options will vest every six months from the February 14, 2008 grant date to February 14, 2010.

(3)900,000 stock options were granted at an exercise price of C$1.36 during the three month period ended June 30, 2008, of which all options vested immediately.

(4)On September 11, 2008, 400,000 options were granted at an exercise price of C$0.81 to four new directors.  The options will vest 1/3 on September 11, 2009, 2010, and 2011.

In connection with the vesting of certain non-employees, employees and directors stock options, the Corporation recorded stock option compensation of $713,729 and $40,000 to wages and benefits in the statement of operations and $94,317 and Nil capitalized to mineral properties for the years ended December 31, 2008 and 2007, respectively.

The fair value of the stock options granted in 2008 was calculated using the Black-Scholes option pricing model with the following range of assumptions: dividend yield – Nil; risk free interest rate – 2.90% to 3.34%; expected volatility of 57.85% to 70.09% and an expected life of 60 months.

A summary of the status of the Corporation’s stock options issued as agents compensation options as of December 31, 2008 and 2007 is:

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.

SHARE CAPITAL – continued

c.

Stock Options – continued

	2008		2007
		(C$)		(C$)
		Weighted		Weighted
	Agent's	Avg.	Agent's	Avg.
	Compensation	Exercise	Compensation	Exercise
	Options	Price	Options	Price
Outstanding at beginning of year	694,031	1.70	--	--
Granted	410,251	1.70	694,031	1.70
Exercised	--	--	--	--
Expired	--	--	--	--
Outstanding at end of year	1,104,282	1.70	694,031	1.70

Exercisable at end of year	1,104,282	$1.70	694,031	$1.70

Weighted average grant-date fair
value of options granted during		C$0.31		C$0.50
the year		($0.25)		($0.51)

At December 31, 2008 there were options held by agents for the purchase of our common shares as follows:

Number of Options	Exercise Price	Expiry Date
694,031	C$1.70	December 21, 2009
388,901	C$1.70	December 21, 2009
21,350	C$1.70	December 21, 2009
1,104,282

d.

Warrants

The range of exercise prices on outstanding warrants is C$0.70 to C$2.41 with a weighted average contractual life of 8.4 months at December 31, 2008.

A summary of the status of the outstanding warrants at December 31, 2008 and 2007, and changes during the years ended on those dates is:

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9.

SHARE CAPITAL – continued

d.

Warrants - continued

	2008		2007
		(C$)		(C$)
		Weighted		Weighted
		Avg.		Avg.
		Exercise		Exercise
	Warrants	Price	Warrants	Price
Outstanding and exercisable at beginning of year	18,298,094	1.91	11,367,892	0.85
Purchase warrants	4,102,511	2.00	15,835,054	2.11
Expired warrants	(642,024)	--	--	--
Brokers' warrants	--	--	--	--
Exercised	(718,916)	0.51	(8,904,852)	0.91
Outstanding and exercisable at end of year	21,039,665	$1.99	18,298,094	$1.91

At December 31, 2008 there were full warrants held for the purchase of the Corporation’s common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
4,227,669	C$2.06	March 7, 2009
4,066,390	C$2.41	September 3, 2009
6,940,322	C$2.00	December 21, 2009
3,889,011	C$2.00	December 21, 2009
213,500	C$2.00	December 21, 2009
1,702,773	C$0.70	March 22, 2010
21,039,665

On March 7, 2009, 4,227,669 warrants at an exercise price of $2.06 expired.

10.

CONTRIBUTED SURPLUS

See Statement of Stockholders’ Equity for additional information.

The Corporation recorded $1,293,340 and $3,058,362 in 2008 and 2007, respectively, representing the fair value of warrants attached to the private placements, which  reduced share capital and credited contributed surplus.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

11.

AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.

Mineral rights in Argentina are owned by the federal government and administered by the provinces.  The provinces can levy a maximum 3% "mouth of mine" (gross proceeds) royalty.  The provinces of Mendoza and Neuquén have waived their right to this royalty.  The provinces of Río Negro, San Juan, Santa Clara and Chubut have not yet established a policy regarding the royalty.

b.

On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom a royalty of $250,000 if any of the current properties, other than the properties comprising the San José Project, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.  As of December 31, 2008, no payments are required to be made under that agreement.

c.

On November 8, 2007, the Special Committee of the Board of Directors entered into an agreement with an investment banking firm that required the payment of $30,000 per month for the term of the agreement, when their services are being utilized.  The term is unspecified and can be cancelled at any time.  Subsequent to December 31, 2008 the investment banking firm delivered a fairness opinion on the private placement transactions with Mr. Robert R. McEwen, following which the agreement was terminated.

d.

We are obligated to fund our 49% of the costs at the San José Project that are not financed by the project Loan or other third party financing  or our ownership will be diluted.  In December 2007, the shareholders of MSC agreed to increase the share capital of MSC by $34,500,000, of which $16,905,000 represented Minera Andes’ portion, which was accrued as a liability at December 31, 2007.  The Corporation paid this amount in January 2008. In December 2008, the shareholders of MSC agreed to increase the share capital of MSC by $23,000,000, of which $11,270,000 represented Minera Andes’ portion, which was accrued as a liability at December 31, 2008.  The Corporation paid this amount in February 2009.

e.

From time to time in connection with its operations, the Corporation is named as a defendant in actions for damages and costs allegedly sustained by the plaintiffs. The Corporation has considered these proceedings and disputes in determining the necessity of any reserves for losses that are probable and reasonably estimable. The Corporation takes into account its history of claims, the limitations of any insurance coverage, advice from outside counsel, and management’s strategy with regard to the settlement or defense against such claims and obligations. While the ultimate outcome of those claims, lawsuits or performance obligations cannot be predicted with certainty, the Corporation believes, based on its understanding of the facts of these claims and performance obligations, that adequate provisions have been recorded in the accounts where required.

f.

During 2008, MSC signed agreements with third party providers relating to the development and operation of the San José/Huevos Verdes project.  Our 49% portion of these commitments is approximately 14 million dollars.

12.

RELATED PARTY TRANSACTIONS

During 2008 we incurred the following transaction with a legal party; legal fees to a former director totaling $61,183 (2007- $62,344). The above noted transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

MSC is also a related party of the Corporation.  The Corporation owns 49% of MSC. See note 7 for details.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

13.

COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.

14.

CAPITAL DISCLOSURES

Minera Andes’ objectives when managing capital are to:

a)

safeguard our ability to continue as a going concern;

b)

have sufficient capital to develop our mining projects and take them into production; and

c)

meet external capital requirements on our credit facilities.

The Corporation manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Corporation’s management to sustain future development of the business.

The properties in which the Corporation currently has an interest are in the exploration stage with the exception of the San José property, which is in production; as such the Corporation is dependent on external equity financing to fund its activities.  In order to carry out planned exploration and pay for administrative costs, the Corporation will spend its existing working capital and raise additional amounts as needed.  The Corporation will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has the adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Corporation, is reasonable.

There were no changes in the Corporation’s approach to capital management during the year ended December 31, 2008.  Neither the Corporation nor its subsidiaries are subject to externally imposed capital requirements.

15.

FINANCIAL INSTRUMENTS

During and subsequent to the year ended December 31, 2008, the Corporation used a mixture of cash and debt to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Corporation has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Corporation is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Corporation holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals, bank loan and related party payable. All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized. The Corporation has classified its cash and cash equivalents as held-for-trading.  Receivables and project loan and interest receivable were classified as loans and receivables.  Accounts payable and

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

15.

FINANCIAL INSTRUMENTS – continued

accruals, project loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Corporation’s financial assets and liabilities as at December 31, 2008, and December 31, 2007, is summarized as follows:

	December 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$3,409,593	$3,409,593	$23,101,135	$23,101,135
Loans and receivables	$36,847,761	$36,847,761	$34,283,842	$34,283,842
Held-to-maturity	-	-	-	-
Other liabilities	$67,769,960	$67,769,960	$69,899,133	$69,899,133

The fair value of the cash and cash equivalents, receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable,  and related party payable approximate their fair values due to their short term nature.  The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

Foreign currency exchange risk

The Corporation is exposed to foreign currency risk on fluctuations in our Canadian denominated cash, accounts payable and accrued liabilities.  The net asset amount of Canadian dollars subject to foreign currency fluctuations as at December 31, 2008, was equal to $3.9 million dollars.  As a result, every percentage change in the US/Canada exchange rate will affect our income by approximately $39,000, on a per annum basis.  As at December 31, 2008, the Corporation also had cash, accounts payable, and accrued liabilities in Argentinean pesos.  However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  As a result, the Corporation has not used derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2008, the Corporation had an outstanding balance under the Bank Loan of $17.5 million plus accrued interest and an outstanding balance of $31,850,000 under the Project Loan Payable, plus accrued interest.  The  Bank Loan bears an interest rate that fluctuates with LIBOR.  The Project Loan Payable bears fixed interest at a rate of LIBOR plus 2.5% as of the inception of the loan. The terms including the fixed interest rate of the Project Loan Receivable are the same as the terms of the Project Loan Payable.  At this time there is nil interest rate risk on the Project Loan Receivable and Project Loan Payable.  The effect of interest fluctuations on the Bank Loan was minimal as the bank loan was paid in full on March 4, 2009.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations.  Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of cash and cash equivalents, and the Project

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

15.

FINANCIAL INSTRUMENTS – continued

Credit risk - continued

Loan Receivable and interest due thereon.

The Corporation’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Corporation.  The Corporation also holds US dollars in an account at a United States financial institution and pesos in an international bank in Argentina.  Funds held in the US and Argentina are held for the purposes of meeting existing accounts payable and current payroll.  The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Corporation.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present value of silver and gold, and financial support by its majority shareholder, Hochschild.  Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid and vice versa, and the Project Loan Payable will only be paid if the Project Loan Receivable is also paid.  Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risk, however, should MSC be unable to settle amounts due, the impact on the Corporation could be significant. The maximum exposure to a loss arising from Project Loan Receivable is equal to its total carrying value on the balance sheet.  The Corporation has not used derivative instruments to mitigate such risks associated with credit risk.

Liquidity risk

The Corporation’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due.    The Corporation’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At December 31, 2008, the Corporation’s accounts payables and accrued liabilities were approximately $1.5 million all of which are due for payment within normal terms of trade which is generally 30 to 60 days. The Corporation regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Corporation also relies on equity, third-party and related party financing to manage its liquidity and the settlement of liabilities.  The Corporation has not used any derivative or other financial instruments to mitigate this risk.

Commodity price risk

The Corporation’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.

The Corporation has not and may not be able to hedge in respect of gold and silver sales arising from its equity investment in MSC, nor does MSC hedge its sales. In the event that the Corporation’s other projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, including copper, the Corporation will reconsider the relative merits of entering into commodity price hedges.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

16.

INCOME TAXES

The tax effects of the temporary differences that give rise to our future tax assets and liabilities are as follows:

	2008	2007
Net operating losses	$2,065,000	$2,327,000
Capital losses	1,097,000	–
Equipment	2,000	44,000
Undeducted financing costs	539,000	708,000
Deferred exploration costs	(106,000)	(241,000)
Investment in Minera Santa Cruz	1,761,000	2,374,959
Valuation allowance	(5,898,000)	(5,212,959)
Future tax assets (liabilities)	$–	$–

The provision for income taxes differ from the amount established using the statutory income tax rate as follows:

Income benefit at Canadian statutory rate	$(1,139,000)	$(2,922,200)
Foreign income taxes at other than Canadian statutory rate	138,000	28,500
Non-deductible equity pickup	–	1,633,100
Permanent difference	1,570,000	162,800
Non-deductible stock option compensation	221,000	11,200
Cost (benefit) of previously unrecognized tax pools	(2,004,000)	(1,893,841)
Effect of statutory tax rate change	385,000	(257,300)
(Decrease) Increase in valuation allowance	(2,266,000)	549,941
Expiry of Tax Losses and Other	2,606,000	1,697,000
FX (gains) losses on revaluation on FIT balances	664,000	–
Other, such as share issuance costs	(175,000)	(533,000)
Future income tax expense (recovery)	$–	$–

The Company’s future tax assets include approximately $1,833,200 (2007: $2,430,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes.  If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations. The valuation allowance as at December 31, 2008 was increased by $685,000 (December 31, 2007 - decreased by $1,714,000).

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.  As management of the Company des not currently believe that it is more likely than not that the Company will receive the benefit of this asset, a valuation allowance equal to the

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

16.

INCOME TAXES – continued

future tax asset has been established at both December 31, 2008 and December 31, 2007.

As at December 31, 2008, the Corporation had estimated net operating loss carry-forwards available to reduce taxable income in future years as follows:

Country	Amount	Expiration Dates
Canada	$10,017,098	2009 – 2028

These consolidated financial statements do not reflect the potential effect on future income taxes of the application of these losses.

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As discussed in Note 2, these financial statements are prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) as they apply to these financial statements are summarized as follows:

a.

Mineral Properties and Deferred Exploration Costs

The U.S. Securities and Exchange Commission staff has taken the position that a U.S. registrant without proven and probable economic reserves, in most cases, could not support the recovery of the carrying value of deferred exploration costs. Our investment in MSC has proven and probable reserves but MSC did not receive government approval of the Environmental Impact Assessment (EIA) until the first quarter of 2006. Therefore, we presented the effect of expensing all deferred exploration costs through December 31, 2005 as a reconciling item between U.S. and Canadian GAAP. There is no Canadian and U.S. GAAP difference after 2006.

b.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123R, “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. This requirement represents a significant change because share-based stock option awards to employees, a predominate form of stock compensation for us, were not recognized as compensation expense under APB 25.

Statement 123R requires the cost of the award, as determined on the date of grant at fair value, to be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The grant-date fair value of the award will be estimated using an option-pricing model. The Corporation adopted the statement using the modified-prospective method on January 1, 2006. The Corporation currently discloses the effect of expensing stock options under a fair value approach using the Black-Scholes pricing model in Note 9(c) to these Condensed Consolidated Financial Statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

b.

Stock-Based Compensation - continued

For U.S. GAAP, prior to the adoption of Statement 123R, the Corporation continued to follow Accounting Principle Board Opinion No. 25 “Accounting for stock issued to employees” and related interpretations to account for stock options issued to employees. In accordance with Emerging Issues Task Force (“EITF”) 00-23 Issue 31, variable accounting was required since options issued with an exercise price denominated in a currency other than its functional currency is not considered fixed. Under variable accounting, the intrinsic value of the options issued to employees was measured on each balance sheet date, with the adjustment charged to the Statement of Operations.

c.

Bank Loan

Under Canadian GAAP, the corresponding entry to record the debt discount of $1,731,000 related to the third tranche warrants and $1,925,200 related to the fourth tranche warrants granted to Macquarie in connection with a credit facility (Note 8) was charged to contributed surplus.

In December 2006, the FASB issued FASB Staff Position EITF 00-19-2 Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”), which states that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement shall be recognized and measured separately in accordance with SFAS No. 5, Accounting for Contingencies and SFAS No. 14, Reasonable Estimation of the Amount of a Loss. Prior to FSP EITF 00-19-2, under US GAAP, as the Corporation is required to maintain its listed Corporation status as part of the loan covenant, in accordance with Emerging Issues Task Force (“EITF”) 00-19, the fair value of the first and second tranche warrants was recorded as a liability. Subsequent to the initial measurement, the value of the warrants is remeasured on each balance sheet date or upon exercise of the warrants, based on the fair value of the warrants with the adjustment charged to the Statement of Operations and Accumulated Deficit.

For the years ended December 31, 2007 and 2008, the accounting treatment for the third and fourth tranche warrants was consistent with Canadian GAAP (classified in equity rather than in liability) as a result of the application of FSP EITF 00-19-2 and the Corporation’s change from a domestic filer to a foreign private issuer.

Under U.S. GAAP, the fair value of the warrants is recognized on the Consolidated Balance Sheet as deferred financing costs and is amortized on a effective interest rate method basis over the term of the debt. This would result in a net increase of $863,708 (2007 - $2,908,170) as at December 31, 2008 in total assets under U.S. GAAP as compared to Canadian GAAP.

d.

Income taxes related to the above adjustments

The income tax adjustment reflects the impact on income taxes on the US GAAP adjustments described above. Accounting for income taxes under Canadian GAAP and US GAAP is similar, except that income tax rates of enacted of substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP, whereas only income tax rates of enacted tax law can be used under US GAAP.

e.

Income tax consequences of stock-based employee compensation

Under Canadian GAAP, the income tax benefit attributable to stock-based compensation that

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

e.

Income tax consequences of stock-based employee compensation - continued

is deductible in computing taxable income but is not recorded in the consolidated financial statements as an expense of any period (the “excess benefit”) is considered to be a permanent difference. Accordingly, such amount is treated as in item that reconciles the statutory income tax rate to the Corporation’s effective income tax rate. Under US GAAP, the excess benefit is recognized as additional paid-in capital.

f.

New Accounting Pronouncements

(a)

Accounting Policies Implemented Effective January 1, 2008

FSP FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, amends Financial Accounting Standard Board (FASB) interpretation No.48, Accounting for Uncertainty in Income Tax, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The FSP is to be adopted upon initial adoption of FIN 48 with retroactive treatment if required.

The Corporation adopted FIN 48 on January 1, 2007, consistent with the provisions of the FSP, with no cumulative effect adjustment recorded at adoption.  Accordingly, there is no impact on the Corporation’s December 31, 2007 consolidated financial statements resulting from the adoption of FIN 48. FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the Statement of Operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense calculation. If the Corporation recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

In September 2006, FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning November 15, 2007. The adoption of this statement did not have a material effect on the Corporation's financial statements.

In February 2007 the FASB issued SFAS No.159, “Fair Value Option for Financial Assets and Financial Liabilities” - including an amendment to FAS 115. This standard permits a Corporation to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material effect on the Corporation's financial statements.

(b)

Future Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. The

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

(b)

Future Accounting Pronouncements -continued

standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The Corporation is currently reviewing the guidance, which is effective for fiscal years beginning after December 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The standard requires all entities to report noncontrolling (minority) interests as equity in consolidated financial statements. SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The Corporation is currently reviewing the guidance, which is effective for fiscal years beginning after December 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Corporation is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  It is effective 60 days following the SEC’s approval of the Public Corporation Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Corporation’s financial statements.

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). This Staff Position states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share (“EPS”) data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of this Staff Position. Early

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

(b.)

Future Accounting Pronouncements -continued

application is not permitted. We do not expect the adoption of this accounting guidance to impact our results of operations, financial position or EPS.

In June 2008, the EITF reached a consensus in Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”).This Issue addresses the determination of whether an instrument (or an embedded feature)is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of SFAS 133. EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. We do not expect the adoption of this accounting guidance to impact our results of operations or financial position.

In June 2008, the EITF reached a consensus in Issue No. 08-3, “Accounting by Lessees for Nonrefundable Maintenance Deposits” (“EITF 08-3”). This issue addresses the accounting for nonrefundable maintenance deposits paid by the lessee to the lessor. EITF 08-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. We have not determined the impact of adoption of this accounting guidance on our results of operations or financial position.

g.

Impact on Consolidated Financial Statements

The impact of the above on the consolidated financial statements is as follows:

	Dec. 31, 2008 -	Dec. 31, 2007 -
	restated	restated
Shareholders’ equity, end of year, per Canadian GAAP	$70,245,330	$60,855,806
Adjustment for mineral properties and deferred exploration costs	(16,390,524)	(8,337,881)
Adjustment for mineral property and deferred exploration cost portion of investment	(35,261,714)	(28,875,158)
Shareholders’ equity, end of year, per U.S. GAAP	$18,593,092	$23,642,767

	Year Ended
	Dec. 31, 2008 -	Dec. 31, 2007 -
	restated	restated
Net loss for the period, per Canadian GAAP	$(3,674,332)	$(8,564,137)
Adjustment for deferred exploration costs, net	(8,052,643)	(2,732,733)
Adjustment for investment	(6,386,556)	(10,112,216)
Net loss for the period, per U.S. GAAP	$(18,113,531)	$(21,409,086)
Basic and diluted net loss per common share, per U.S. GAAP	$(0.10)	$(0.13)

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

g.

Impact on Consolidated Financial Statements - continued

	Dec. 31, 2008 -	Dec. 31, 2007 -
	restated	restated
Total liabilities, per Canadian GAAP	$67,769,960	$69,899,133
Adjustment for the debt discount	3,656,300	3,656,300
Adjustment for amortization of debt discount	(2,792,592)	(748,130)
Total liabilities, per U.S. GAAP	$68,633,668	$72,807,303

	Dec. 31, 2008 -	Dec. 31, 2007 -
	restated
Total assets, per Canadian GAAP	$138,015,290	$130,754,939
Adjustment for mineral properties and deferred exploration costs	(16,390,524)	(8,337,881)
Adjustment for mineral property and deferred exploration cost portion of investment	(35,261,714)	(28,875,158)
Adjustment for deferred financing costs	3,656,300	3,656,300
Amortization of deferred financing costs	(2,792,592)	(748,130)
Total assets, per U.S. GAAP	$87,226,760	$96,450,070

	Dec. 31, 2008 -	Dec. 31, 2007 -
Cash flows used in operating activities under Canadian GAAP	$(6,604,149)	$(533,636)
Adjustment related to investment	(6,386,556)	(9,364,086)
Adjustment related to mineral properties	(8,403,206)	(3,580,453)
Cash flows used in operating activities under U.S. GAAP	$(21,393,911)	$(13,478,175)

Cash flows used in investing activities under Canadian GAAP	$(25,360,242)	$(24,489,017)
Adjustment related to investment	6,386,556	9,364,086
Adjustment related to mineral properties	8,403,206	3,580,453
Cash flows used in investing activities under U.S. GAAP	$(10,570,480)	$(11,544,478)

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

18:

Restatement of Prior Year Figures

In the year ended December 31, 2008, the Corporation has restated its investment in MSC for interest income on the Corporation’s loans to MSC, which were previously not recognized by the Corporation.  The effect of the restatement is to increase the investment in MSC as at December 31, 2008 by $3,751,955, with a corresponding increase to income from investment in MSC.

In addition, following a detailed review of the Corporation’s Argentine tax affairs, the Corporation has also included adjustments to restate the 2008 and 2007 accounts payable and accruals in respect of previously unrecognized business and capital taxes in its Argentine subsidiary. As a result, the accounts payable and accruals as at December 31, 2008 and 2007 have been increased by $1,633,000 and $1,218,000 respectively. The opening accumulated deficit for the year ended December 31, 2007 was increased by $1,218,000. Office overhead and administration fees increased by $415,000 and $369,000 for the years ended December 31, 2008 and 2007, respectively.

	As Previously
	Reported	Restatement	As Restated
Balance Sheet as at December 31, 2008
Investment in Minera Santa Cruz	$77,282,120	$3,751,955	$81,034,075
Accounts payable and accruals	$1,488,013	$1,633,000	$3,121,013
Accumulated deficit	$(49,546,535)	$2,118,955	$(47,427,580)

Statement of Operations and Accumulated Deficit or the period Ended December 31, 2008
Income (loss) from Investment in MSC	$1,965,238	$3,751,955	$5,717,193
Office overhead and administration fees	$(614,990)	$(415,000)	$(1,029,990)
Net loss and comprehensive loss for the year	$(7,011,287)	$3,336,955	$(3,674,332)
Diluted loss per common share	$(0.04)		$(0.02)

Balance Sheet as at December 31, 2007
Accounts Payable and Accruals	$2,886,550	$1,218,000	$4,104,550
Accumulated Deficit	$(42,445,893)	$(1,218,000)	$(43,663,893)

Statement of Operations and Accumulated Deficit for the period Ended December 31, 2007
Office overhead and administration fees	$(499,228)	$(369,000)	$(868,228)
Net loss and comprehensive loss for the year	$(8,195,137)	$(369,000)	$(8,564,137)
Accumulated Deficit, beginning of the year	$(33,883,266)	$(849,000)	$(34,732,266)
Diluted loss per common share	$(0.05)		$(0.05)

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

19.

SUBSEQUENT EVENTS

a.

McEwen private placement

In February 2009, Mr. McEwen a director (since 2008) and existing shareholder of the Corporation agreed to complete a private placement in two tranches totaling $40 million in a two step transaction designed to alleviate the Corporation's immediate financial pressures and was finalized as follows. First, on February 18, 2009 Mr. McEwen purchased 18,299,970 common shares of the Corporation at a price of C$1.00 per share for proceeds to the Corporation of C$18,299,970 which were used, as to $US11.3 million, to satisfy the cash call made in respect of the Corporation's 49% interest in the San José Project. Second, on February 26, 2009 Mr. McEwen purchased 21,700,030 common shares of the Corporation for $21,700,030 by completing another private placement to pay off loans owed by the Corporation to Macquarie in the aggregate principal amount of $17.5 million. The subscription price of C$1.00 per share represents a 108% premium to the closing price of Minera Andes' common shares on the TSX on February 13, 2009 of C$0.48 per share. After the closing of both financings in February 2009 Mr. McEwen owns approximately 37.4% of the Corporation totaling 86,057,143 common shares of the Corporation. The proceeds from the private placement were used: i) as to $11.3 million, to pay the Corporation’s portion of the MSC cash call on the San José Project due on March 3, 2009; ii) as to $17.5 million, to repay the Bank Loan; iii) as to the balance, for general corporate purposes.

b.

Employment contracts

Two key executives have employment contracts that may be terminated by the executives upon a “control change”, which includes any change in ownership of shares or convertible securities of the Corporation, a result of which the acquirer will beneficially own, or exercise control or direction over 35% of the votes attached to all shares of the Corporation. Within one year of the “control change” the employment relationships may be ended by the executives, who may terminate the agreement by giving 30 days notice or by the Corporation without good cause.  Upon such events, the executives are entitled to payment of an amount equal to the total compensation received in the last six months, as well as an additional one-sixth of this amount for every year (including partial years) of service to the Corporation as severance.  In February 2009, a change of control occurred whereby a single shareholder owns more than 35% of the outstanding shares. The change of control provisions of the two executive’s employment contracts may be exercised.

c.

Los Azules Copper Project Acquisition

On June 03, 2009 the “Corporation” announced that the earn-in notice had been delivered to exercise its option to acquire a 100 percent interest in the Los Azules Copper Project located in the San Juan Province of western central Argentina, subject to the right of Xstrata Copper to back-in to the Project for a 51% interest.  The notice was delivered pursuant to the Los Azules Option Agreement between Minera Andes and certain of its subsidiaries and Xstrata Copper, one of the commodity business units within Xstrata plc on the Project. By Minera Andes exercising its earn-in option on May 29, 2009, Xstrata Copper has 90 days to notify Minera Andes whether it intends to exercise its right to back-in to the Project for a 51% interest (the “Back-in Right”) under the Los Azules Option Agreement.  After delivery of such back-in notice, in order to complete the Back-in Right, Xstrata Copper must pay to a subsidiary of Minera Andes within 90 days after delivery of such notice 300% of the direct expenditures incurred by Minera Andes and its affiliates on the Project area since November 25, 2005, and assume operational control and responsibility of the Project within 120 days of such notice.  Xstrata Copper will also be required to produce a bankable feasibility study in conformity with the standards set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, adopted by the Canadian Securities Administrators (“NI 43-101”) within 5 years of such notice.